[redacted]

14046047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 46003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital & Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Airport Park Blvd.
(No. and Street)

Latham	NY	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Loomis, II — 518-786-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin and Company P.C.
(Name – *if individual, state last, first, middle name*)

11 British America Blvd.	Latham	NY	12110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur L. Loomis,II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital & Advisory, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

BARBARA MAZZOLA
Notary Public, State Of New York
Qualified In Albany County
No. 01MA5012247
Commission Expires June 15, 20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL & ADVISORY, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND OTHER REPORT DECEMBER 31, 2013

NORTHEAST CAPITAL & ADVISORY, INC.

TABLE OF CONTENTS

MARVIN AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

INDEPENDENT AUDITOR'S REPORT

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A Reynolds, CPA
Martin D. Hull, CPA

Thomas J. Ross, CPA
Heather D. Patten, CPA

The Stockholder
Northeast Capital & Advisory, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Northeast Capital & Advisory, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

www.marvincpa.com

An Independent Member of the BDO Seidman Alliance

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital & Advisory, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of Northeast Capital & Advisory, Inc. as of December 31, 2012, were audited by other auditors whose report dated February 27, 2013, expressed an unmodified opinion on those statements.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The December 31, 2013 information contained in Schedule 1 on page 11 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the financial statements as a whole. The December 31, 2012, information contained in Schedule 1 on page 11 was subjected to the auditing procedures applied in the December 31, 2012 audit of the basic financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the financial statements as a whole.

Marvin and Company, P.C.

February 25, 2014
Latham, New York

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
Assets		
Cash and cash equivalents	$ 38,724	$ 102,377
Receivables	11,951	-
Investments	295,504	172,929
Total Assets	$ 346,179	$ 275,306

LIABILITIES AND STOCKHOLDER'S EQUITY

	2013	2012
Due to parent	$ 61,354	$ 5,750
Total Liabilities	61,354	5,750
Commitments and Contingencies		
Stockholder's Equity		
Common stock, $.01 par value; 2,000,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	20,999	20,999
Retained earnings	263,825	248,556
Total Stockholder's Equity	284,825	269,556
Total Liabilities and Stockholder's Equity	$ 346,179	$ 275,306

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues		
Investment banking income	$ 176,972	$ 112,464
Interest and dividends	24,068	21,122
Unrealized gains on marketable equity securities, net	34,758	20,317
Realized (losses) gains on marketable equity securities, net	(11,746)	181
Total Revenues	224,052	154,084
Expenses		
Professional and regulatory fees	51,699	61,283
Telephone and office	15,603	13,089
Insurance	9,831	9,704
Other allocated costs	127,690	64,446
Total Expenses	204,823	148,522
Income Before Income Taxes	19,229	5,562
Income Tax Expense	3,960	1,150
Net Income	$ 15,269	$ 4,412

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2012	$ 1	$ 20,999	$ 244,144	$ 265,144
Net Income	-	-	4,412	4,412
Balance, December 31, 2012	1	20,999	248,556	269,556
Net Income	-	-	15,269	15,269
Balance, December 31, 2013	$ 1	$ 20,999	$ 263,825	$ 284,825

See accompanying notes to financial statements.

NORTHEAST CAPITAL & ADVISORY, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash Flows From Operating Activities		
Net income	$ 15,269	$ 4,412
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Unrealized gains on marketable securities	(34,758)	(20,317)
Realized losses (gains) on sale of marketable securities	11,746	(181)
Changes in:		
Receivables	(11,951)	7,435
Due to parent	55,604	(21,540)
Net Cash Provided By (Used In) Operating Activities	35,910	(30,191)
Cash Flows From Investing Activities		
Cost of investments acquired	(126,986)	(9,779)
Proceeds from sale of investments	27,423	130,500
Net Cash (Used in) Provided by Investing Activities	(99,563)	120,721
Net (Decrease) Increase In Cash and Cash Equivalents	(63,653)	90,530
Cash and Cash Equivalents:		
Beginning of Year	102,377	11,847
End of Year	$ 38,724	$ 102,377

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Northeast Capital & Advisory, Inc. (previously called Northeast Capital Markets, Corp) (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker, is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Loomis & Company, Inc. (previously called Northeast Capital & Advisory, Inc.) (the "Parent"). The Company began operations in June 1993. Investment banking and underwriting income during each of the years ended December 31, 2013 and 2012 was derived principally from services provided to three and two customers, respectively. The Company operates primarily in New York.

The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company.

2. SIGNIFICIANT ACCOUNTING POLICIES

Revenue Recognition

Investment banking and underwriting income is recognized based upon actual hours incurred on a particular contract and is recorded when services are rendered and all conditions are met, and may be subject to a contractual adjustment. All such revenue relates to projects referred to the Company by the Parent.

Expenses

All expenses, except for professional, travel and regulatory expenses, are allocated to the Company from the Parent based on the ratio of the Company's revenues to the Parent's consolidated revenues.

Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than three months, to be cash equivalents. Cash equivalents consist of money market mutual funds.

Investments and Fair Value Measurements

Investments are recorded at fair value. Net realized gains and losses from the sales of investments, as well as unrealized gains and losses, are reflected in the statements of income.

Accounting principles generally accepted in the United States of America establishes a framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

2. SIGNIFICANT ACCOUNTING POLICIES

Investments and Fair Value Measurements

An asset's or liability's fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used at December 31, 2013 and 2012.

Investments in equities are valued based on quoted market prices within active markets.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. For the year ended December 31, 2013, there were no changes in valuation methodologies.

Income Taxes

The Company is included in the consolidated federal and state income tax return filed by the Parent. Income taxes are calculated as if the Company filed on a separate return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a liability if the Company has taken an uncertain tax position that more likely than not, would not be sustained upon examination of taxing agencies. Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing authorities; however there are no audits in progress for any tax periods. Company management believes it is no longer subject to income tax examinations for years prior to 2010.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

For purposes of preparing the financial statements, the Company considered events through February 25, 2014, the date these financial statements were available for issuance.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2013 or December 31, 2012. Customer transactions are not handled by the Company, rather transactions are processed through an independent escrow account.

The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

3. INVESTMENTS

Fair values of assets measured on a recurring basis consist of equities securities of entities in the financial services industry. All of the investments in equity securities are valued using level 1 inputs, and are summarized as follows:

	December 31, 2013			December 31, 2012		
	Cost	Gross Unrealized Gains (Losses)	Fair Value	Cost	Gross Unrealized Gains (Losses)	Fair Value
Equity Securities	$ 248,021	$ 47,483	$ 295,504	$ 160,204	$ 12,725	$ 172,929

For the year ended December 31, 2013, there were no transfers in or out of levels 1,2 or 3.

Unrealized gains (losses) for 2013 and 2012 were $34,758 and $20,317, respectively. Realized (losses) gains for 2013 and 2012 were ($11,746) and $181, respectively.

4. RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for certain general operating costs related to the Company when the Company undertakes certain projects. All direct expenses of the Company are paid by the Company.

Expenses allocated to the Company by the Parent for the years ended December 31, 2013 and 2012 were $153,124 and $87,239, respectively.

5. INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Current Income Tax Benefit		
Federal	$ (2,119)	$ (2,064)
State	(1,087)	(958)
Deferred Income Tax Expense	7,166	4,172
	$ 3,960	$ 1,150

Deferred tax liability at December 31, 2013 and 2012 (included in due to Parent) approximate $9,781 and $2,615, respectively, and relate to unrealized gains (losses) on equity securities.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2013 and 2012, the Company had net capital, as defined, of approximately $226,000 and $235,500, respectively, which was approximately $221,000 and $230,500 in excess of its minimum required net capital December 31, 2013 and 2012.

7. CONTINGENCIES

The Company is a member of FINRA and is subject to compliance with rules and regulations established by FINRA. The Company underwent a review by FINRA in 2010 which resulted in several exceptions related to supervisory policies and procedures. The Company believes that they are operating in compliance with all FINRA rules and regulations. In May 2012, the Company settled these exceptions with FINRA, without admission of wrong-doing. The settlement required the Company to pay a fine of $5,000 (included in professional and regulatory fees) and to provide quarterly certifications of compliance.

NORTHEAST CAPITAL & ADVISORY, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013 AND 2012

	2013	2012
Net Capital		
Total stockholder's equity	$ 284,825	$ 269,556
Net capital before haircuts on securities positions	284,825	269,556
Haircuts on securities positions - 15%	(44,326)	(25,939)
Undue concentration	(14,570)	(8,139)
Net Capital	$ 225,929	$ 235,478
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Due to Parent	$ 61,354	$ 5,750
Total Aggregate Indebtedness	$ 61,354	$ 5,750
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$ 4,092	$ 383
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$ 220,929	$ 230,478
Excess net capital at 1000%	$ 219,794	$ 234,902
Ratio: Aggregate indebtedness to net capital	27.16%	2.44%

MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A Reynolds, CPA
Martin D. Hull, CPA

Thomas J. Ross, CPA
Heather D. Patten, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Northeast Capital & Advisory, Inc.

In planning and performing our audit of the financial statements of Northeast Capital & Advisory, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

www.marvincpa.com

An Independent Member of the BDO Seidman Alliance

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marvin and Company, P.C.

February 25, 2014
Latham, New York